Exhibit 12.1

State Street Corporation

R A T I O  O F  E A R N I N G S  T O  F I X E D  C H A R G E S

(Dollars in millions) Years Ended December 31,	2002		2001		2000		1999		1998		1997
(A) Excluding interest on deposits:
Earnings:
Income before income taxes	$1,555		$944		$914		$974		$662		$568
Fixed charges	506		983		1,360		954		856		613

Earnings as adjusted	$2,061		$1,927		$2,274		$1,928		$1,518		$1,181

Income before income taxes
Pretax income from continuing operations as reported	$1,556		$930		$906		$968		$657		$564
Share of pretax income of 50% owned subsidiaries not
included in above	(1)		14		8		6		5		4

Net income as adjusted	$1,555		$944		$914		$974		$662		$568

Fixed charges:
Interest on other borrowings	$426		$881		$1,268		$874		$770		$548
Interest on long-term debt including amortization of
debt issue costs	71		93		82		70		66		55
Portion of rents representative of the interest factor in
long term lease	9		9		10		10		20		10

Fixed charges	$506		$983		$1,360		$954		$856		$613

Ratio of earnings to fixed charges	4.07	x	1.96	x	1.67	x	2.02	x	1.77	x	1.93	x
(B) Including interest on deposits:
Adjusted earnings from (A) above	$2,061		$1,927		$2,274		$1,928		$1,518		$1,181
Add interest on deposits	498		856		1,012		712		656		512

Earnings as adjusted	$2,559		$2,783		$3,286		$2,640		$2,174		$1,693

Fixed Charges:
Fixed charges from (A) above	$506		$983		$1,360		$954		$856		$613
Interest on deposits	498		856		1,012		712		656		512

Adjusted fixed charges	$1,004		$1,839		$2,372		$1,666		$1,512		$1,125

Adjusted earnings to adjusted fixed charges	2.55	x	1.51	x	1.39	x	1.58	x	1.44	x	1.50	x